SIMPSON THACHER & BARTLETT LLP

425 LEXINGTON AVENUE

NEW YORK, N.Y. 10017-3954

(212) 455-2000

FACSIMILE (212) 455-2502

DIRECT DIAL NUMBER	E-MAIL ADDRESS
(212) 455-7614	ELEWANDOWSKI@STBLAW.COM

February 23, 2015

VIA COURIER AND EDGAR

Re:	Summit Materials, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed January 9, 2015

File No. 333-201058

Pamela Long, Esq.

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Ms. Long:

On behalf of Summit Materials, Inc. (“Summit”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission Pre-Effective Amendment No. 2 (“Amendment No. 2”) to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) relating to the offering of shares of Summit’s Class A common stock, marked to show changes from the Registration Statement filed on January 9, 2015. Amendment No. 2 has been revised in response to the Staff’s comments and to reflect certain other changes.

In addition, we are providing the following responses to your comment letter, dated January 15, 2015, regarding the Registration Statement. To assist your review, we have retyped the text of the Staff’s comments in italics below. Please note that all references to page numbers in our responses refer to the page numbers of Amendment No. 2. The responses and information described below are based upon information provided to us by Summit.

Securities and Exchange Commission	February 23, 2015

In its letter to the Staff on January 9, 2015, Summit included an annex attaching sections of Amendment No. 1 to the Registration Statement that had been completed using certain assumptions relating to offering and size based on discussions with the underwriters at such time. Summit has subsequently completed its audit for the fiscal year ended December 27, 2014 and has engaged in further discussions with the underwriters with regard to offering size and price information based on currently available information and market conditions. As a result, Summit and the underwriters have updated their assumptions relating to offering size and price.

To facilitate the Staff’s review, we have attached as Annex A to this letter versions of the “Capitalization,” “Dilution” and “Unaudited Pro Forma Financial Information” sections of the Registration Statement that have been completed using certain updated assumptions relating to offering size and price and to reflect the reclassification of the limited partnership interests in Summit Materials Holdings L.P. (“Summit Holdings”) as described the Registration Statement. Summit notes that the information in Annex A, which has also been updated to include information as of and for the fiscal year ended December 27, 2014, reflects a revised preliminary price range of between $15.00 and $21.00 per share, and the actual price range to be included in an amendment to the Registration Statement is expected to fall within the preliminary price range. Summit confirms that the actual price range will be narrowed to comply with the Staff’s interpretation regarding the parameters of a bona fide price range. The information in Annex A is based on an assumed $18.00 per share midpoint based on the preliminary price range specified above, an offering size of 22,222,222 shares of Class A common stock and 68,757,094 units of Summit Holdings to be outstanding after the reclassification in each case based in part on the foregoing assumptions and accordingly may require update if such assumptions change. The assumed number of units of Summit Holdings has increased from 50,733,049 units assumed in the January 9, 2015 letter as a result of an increase in the valuation of Summit. Summit and the underwriters are evaluating the possibility of an increase in the assumed offering size.

Securities and Exchange Commission	February 23, 2015

Organizational Structure, page 42

1.	Please update the existing organizational structure on page 42 to identify the General Partner of Summit Materials Holdings L.P. along with the ownership percentage.

Summit has updated pages 41 and 42 to disclose that the current sole general partner of Summit Holdings is Summit Materials Holdings GP, Ltd. (the “General Partner”) and that the General Partner currently holds less than 1% of the outstanding Class A-1 limited partnership interests in Summit Holdings and does not hold interests in any of the other existing classes of limited partnership interest in Summit Holdings.

2.	Please disclose the ownership of Summit Owner Holdco LLC within the diagram on page 45.

Summit has revised the diagram on pages 10 and 44 to disclose the ownership of Summit Owner Holdco LLC.

3.	Please expand your disclosures for the change in capital structure of Summit Holdings from six different classes of limited partnership interests into one class of units to disclose the exchange ratio for each of the classes of limited partnership interests.

Summit has updated page 46 to expand its disclosures for the change in capital structure of Summit Holdings from six different classes of limited partnership interests into one class of units to include details regarding the exchange ratios for each of the classes of limited partnership interests in Summit Holdings.

Dilution, page 53

4.	Please revise your presentation within the second paragraph to begin with historical net tangible book value along with the per share amount to allow investors to link the disclosures to the historical and pro forma financial statements included within the Form S-1.

Summit has revised its presentation within the second paragraph on page 52 to begin with historical net tangible book value along with the per share amount of its Class A common stock.

Securities and Exchange Commission	February 23, 2015

5.	Please include disclosure that links the number of shares allocated to the Pre-IPO owners disclosed on page 54 with the outstanding interest disclosed within the consolidated balance sheet as of September 27, 2014, on page F-40.

Summit has expanded the chart on page 53 in order to link the number of shares allocated to the Pre-IPO owners with the outstanding interests disclosed within the consolidated balance sheet as of December 27, 2014.

Unaudited Pro Forma Condensed Consolidated Financial Information, page 55

6.	Please revise the introduction to include the amount of the net proceeds from the Class A common stock issuance.

Summit has revised page 54 to include the amount of net proceeds from the Class A common stock issuance.

7.	Please provide a separate footnote disclosure for each adjustment to the historical financial statements to allow investors to easily understand exactly how each adjustment has been calculated. For example, footnote (b) to the pro forma balance sheet describes several different adjustments that are not directly linked to adjustment amounts under the pro forma adjustment column. Please also ensure that the adjustment reflected on the pro forma statement reflects whether it is an addition or subtraction to the historical amount. Please refer to adjustment (b) to Partners’ interests as an example.

Summit has revised pages 56 and 57 to provide separate footnote disclosure for each adjustment to the historical financial statements to allow investors to more easily understand how each adjustment has been calculated, and where appropriate, to reflect whether such adjustments are an addition or subtraction to the historical column.

8.	Please expand (a) to the pro forma balance sheet to explain how you determined that amount of the reduction in the premium.

Summit has revised footnote (c) on page 57 to explain how it determined the amount of reduction in premium.

9.	Please expand (b)(iii) to the pro forma balance sheet to clarify that the adjustments are to eliminate historical partners’ interests and to reflect this interest as non-controlling interest.

Summit has revised footnote (d) on page 57 to clarify that the adjustments relate to a reclassification of partners’ interest to non-controlling interest.

Securities and Exchange Commission	February 23, 2015

10.	Please expand (b)(iv) to the pro forma balance sheet to clarify that the purpose of the adjustment is to recognize the deferred transaction costs incurred as of September 27, 2014 within additional paid-in capital.

Summit has revised footnote (a) on page 56 to clarify that the adjustments to other assets stem from deferred transaction costs and deferred financing fees, and to explain that these adjustments are also reflected in additional paid-in capital and accumulated deficit, respectively.

11.	Please expand (d) to the pro forma balance sheet to clearly explain how you are reflecting the transactions with the Class B Unitholders of Continental Cement within the pro forma balance sheet on a gross basis. In this regard, it is unclear how you are reflecting the $35 million cash payment and the $15 million aggregate principal amount of non-interest bearing notes. In this regard, it is unclear from your current disclosures how the $2.5 million and $7.9 million relate to the $15 million notes to be issued. Finally, it is unclear from your disclosures whether you are increasing or decreasing accumulated deficit by $28.3 million, increasing or decreasing additional paid-in capital by $14.7 million and why. Please note that to the extent that an adjustment amount has been calculated, please disclose the calculation.

Summit has revised footnotes (b), (e) and (g) on page 57 to address each of the matters identified in the Staff’s comment.

12.	Please expand (a) to the pro forma statements of operations to separately disclose the amount of the adjustment for interest expense and deferred financing fees and original issuance premium. Please ensure your disclosure provides investors with sufficient information to understand how each adjustment amount was calculated. In this regard, the calculation should be presented on a gross basis in which you show the addition of interest expense associated with the note issuances on January 17, 2014 and September 8, 2014, along with the removal of the interest expense for the repayment of $290.7 million in notes. In this regard, only $250 million of notes had been issued as of December 28, 2013, and $334.3 million of notes to be outstanding subsequent to the notes repayment.

Summit has revised footnote (b) on page 59 to separately disclose, on a gross basis, the underlying adjustments to its reduction in interest expense, including a reduction for the amortization of deferred financing fees and an addition for the amortization of net premium to par.

13.	Please include interest expense for the $15 million notes to be issued to the Class B Unitholders of Continental Cement for all periods presented.

Summit has revised footnote (b) on page 59 to include the addition for accretion attributable to the $15.0 million aggregate principal amount of non-interest bearing notes to be issued to the Class B Unitholders of Continental Cement as part of the adjustments reflecting a reduction in interest expense for the year ended December 27, 2014.

Securities and Exchange Commission	February 23, 2015

14.	Please expand (c) to the pro forma statements of operations to explain to investors why the stock options would be anti-dilutive.

Summit has revised footnote (e) on page 59 to explain that basic net income per share is calculated by dividing net income available to holders of Class A common stock by the weighted average Class A common stock outstanding during the year ended December 27, 2014. Diluted net income per share reflects the effect of the exchange of each of the issued and outstanding LP Units of Summit Holdings (including unvested LP Units, calculated using the treasury stock method), along with their corresponding Class B common stock, into Class A common stock outstanding as of the later of the beginning of the year ended December 27, 2014 or their date of issuance. Summit respectfully submits that certain stock options it expects to grant in connection with the offering are based on performance conditions that have not been met and are therefore not included as dilutive shares. Additionally, certain stock options and warrants Summit expects to grant in connection with the offering have no performance conditions; however, because the exercise price is equal to the initial public offering price, there is no dilutive effect.

15.	We note that you intend to make equity grants in connection with the IPO and that the outstanding unvested equity grants will be modified resulting in additional compensation expense on a go-forward basis. Please include the corresponding compensation expense as an adjustment to the pro forma statements of operations or tell us why an adjustment and/or disclosure is not required.

Summit has revised footnote (a) on page 58 to reflect the incremental compensation expense associated with the unvested portion of the time-vesting Class D interests, which will be modified in connection with the Reclassification, and to recognize a $1.1 million non-recurring charge for the incremental compensation cost on the vested portion of the time-vesting Class D interests.

*        *        *         *        *

Please do not hesitate to call Edgar J. Lewandowski at 212-455-7614 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP
Simpson Thacher & Bartlett LLP

Securities and Exchange Commission	February 23, 2015

cc:	Securities and Exchange Commission

Tracey Houser

Al Pavot

Summit Materials, Inc.

Thomas W. Hill

Brian J. Harris

Anne Lee Benedict

Simpson Thacher & Bartlett LLP

Edward P. Tolley III

Davis Polk & Wardwell LLP

Michael P. Kaplan

Sophia Hudson

Annex A

CAPITALIZATION

The following table sets forth our consolidated cash and capitalization as of December 27, 2014 for:

•	Summit Materials Holdings L.P., on a historical basis; and

•	Summit Materials, Inc., on a pro forma basis to give effect to:

•	the sale by us of 22,222,222 shares of Class A common stock in this offering, at an assumed initial public offering price of $18.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus;

•	the application of net proceeds from this offering as described under “Use of Proceeds,” as if this offering and the application of the net proceeds of this offering had occurred on December 27, 2014; and

•	the other transactions described under “Unaudited Pro Forma Condensed Consolidated Financial Information.”

The information below is illustrative only and our capitalization following this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. Cash is not a component of our total capitalization. You should read this table together with the information contained in this prospectus, including “Organizational Structure,” “Use of Proceeds,” “Unaudited Pro Forma Condensed Consolidated Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical financial statements and related notes thereto included elsewhere in this prospectus.

	December 27, 2014
(in thousands, except shares and per share data)	Historical Summit Holdings	Pro Forma Summit Materials, Inc.
Cash	$13,215	$13,215

Debt:
Senior secured credit facilities(1)	$415,670	$415,670
Capital leases and other	31,210	31,210
10 1⁄2% senior notes due 2020(2)	625,000	338,500

Total debt	$1,071,880	$785,380

Equity:
Partners’ interest	506,361	—
Class A common stock, par value $0.01 per share; 1,000,000,000 shares authorized, 23,247,674 shares issued and outstanding, as adjusted	—	232
Class B common stock, par value $0.01 per share; 250,000,000 shares authorized, shares 68,757,094 issued and outstanding, as adjusted	—	688
Additional paid-in capital	12,286	388,045
Accumulated other comprehensive loss	(15,546)	(15,546)
Accumulated deficit	(217,416)	(295,898)

Total partners’ interest / stockholders’ equity(3)	285,685	77,521
Noncontrolling interests	1,298	519,945

Total equity	286,983	597,466

Total capitalization(3)	$1,358,863	$1,382,846

(1)	The senior secured credit facilities provide senior secured financing in an amount of $572.0 million, consisting of a $150.0 million five-year revolving credit facility and a $422.0 million seven-year term loan facility. In connection with this offering we anticipate entering into an amendment that will, among other things, increase the revolving credit commitments from $150.0 million to $235.0 million. See “Description of Certain Indebtedness—Senior Secured Credit Facilities.” Amount shown represents the principal amount of loans without giving effect to original issue discount.
(2)	Represents the aggregate principal amount of senior notes, without giving effect to original issuance discounts or premium to par or commissions to the initial purchasers.
(3)	To the extent we change the number of shares of Class A common stock sold by us in this offering from the shares we expect to sell or we change the initial public offering price from the $18.00 per share assumed initial public offering price, representing the midpoint of the price range set forth on the cover page of this prospectus, or any combination of these events occurs, the net proceeds to us from this offering and each of total stockholders’ equity and total capitalization may increase or decrease. A $1.00 increase (decrease) in the assumed initial public offering price per share, assuming no change in the number of shares to be sold, would increase (decrease) the net proceeds that we receive in this offering and each of total stockholders’ equity and total capitalization by approximately $20.9 million. An increase (decrease) of 1,000,000 shares in the expected number of shares to be sold in the offering, assuming no change in the assumed initial offering price per share, would increase (decrease) our net proceeds from this offering and our total stockholders’ equity and total capitalization by approximately $16.9 million. If the underwriters’ option to purchase additional shares is exercised in full, the pro forma amount of each of cash, additional paid-in capital, total stockholders’ equity, total equity and total capitalization would increase by approximately $56.4 million, after deducting underwriting discounts, and we would have 26,581,007 shares of our Class A common stock issued and outstanding, as adjusted.

DILUTION

If you invest in shares of our Class A common stock, your investment will be immediately diluted to the extent of the difference between the initial public offering price per share of Class A common stock and the pro forma net tangible book value per share of Class A common stock after this offering. Dilution results from the fact that the per share offering price of the shares of Class A common stock is substantially in excess of the pro forma net tangible book value per share attributable to our pre-IPO owners.

As of December 27, 2014, we had a historical net tangible deficit value of $(116.2) million, or $(1.69) per share of our Class A common stock. Pro forma net tangible book value represents the amount of total tangible assets less total liabilities, and pro forma net tangible book value per share of Class A common stock represents pro forma net tangible book value divided by the number of shares of Class A common stock outstanding, after giving effect to the Offering Transactions and assuming that all of the holders of LP Units in Summit Holdings (other than Summit Materials, Inc.) exchanged their LP Units for newly-issued shares of Class A common stock on a one-for-one basis.

After giving effect to the sale of 22,222,222 shares of Class A common stock in this offering at the initial public offering price per share of $18.00 and the other transactions described under “Organizational Structure” and “Unaudited Pro Forma Condensed Consolidated Financial Information” and assuming that all of the pre-IPO owners exchanged their LP Units for newly-issued shares of Class A common stock on a one-for-one basis, our pro forma net tangible book value as of December 27, 2014, would have been $160.5 million, or $1.75 per share of Class A common stock. This represents an immediate increase in net tangible book value of $3.43 per share of Class A common stock to our pre-IPO owners and an immediate dilution in net tangible book value of $16.25 per share of Class A common stock to investors in this offering.

The following table illustrates this dilution on a per share of Class A common stock basis assuming the underwriters do not exercise their option to purchase additional shares of Class A common stock:

Assumed initial public offering price per share of Class A common stock		$18.00
Pro forma net tangible book value per share of Class A common stock as of December 27, 2014	$(1.69)
Increase in pro forma net tangible book value per share of Class A common stock attributable to the Offering Transactions	$3.43

Pro forma net tangible book value per share of Class A common stock as of December 27, 2014 after giving effect to this offering and the application of the net proceeds		$1.75

Dilution in pro forma net tangible book value per share of Class A common stock to investors in this offering		$16.25

The pro forma information discussed above is for illustrative purposes only. Our net tangible book value following the completion of the offering is subject to adjustment based on the actual offering price of our Class A common stock and other terms of this offering determined at pricing.

The following table summarizes, on the same pro forma basis as of December 27, 2014, the total number of shares of Class A common stock purchased from us, the total cash consideration paid to us and the average price per share of Class A common stock paid by our pre-IPO owners, the Class B Unitholders and by new investors purchasing shares of Class A common stock in this offering, assuming that all of the pre-IPO owners exchanged their LP Units for newly-issued shares of Class A common stock on a one-for-one basis.

	Shares of Class A Common Stock Purchased		Total Consideration		Average Price per Share of Class A Common Stock
(in thousands, except per share amounts)	Number	Percent	Amount	Percent
Pre-IPO owners
Class A interest holders	58,843	64.0%	$466,610	51.5%	$7.93
Class B interest holders	4,869	5.3%	39,750	4.4%	8.16
Class C interest holders	552	0.6%	—	0.0%	—
Class D interest holders	4,494	4.8%	—	0.0%	—

Total	68,757	74.7%	$506,360	55.9%	$7.36
Class B Unitholders(1)	1,025	1.1%	—	0.0%	—
Investors in this offering	22,222	24.2%	400,000	44.1%	18.00

Total	92,004	100.0%	$906,360	100.0%	$9.85

(1)	Represents a number of shares of Class A common stock that is equal to 1.469496% of the number of outstanding LP Units of Summit Holdings immediately prior to giving effect to the LP units issued to Summit Materials, Inc. in connection with this offering. See “Organizational Structure—Organizational Structure Following this Offering.”

If the underwriters’ option to purchase additional shares is exercised in full, assuming that all of the pre-IPO owners exchanged their LP Units for newly-issued shares of Class A common stock on a one-for-one basis, the number of shares of Class A common stock held by the pre-IPO owners and the Class B Unitholders would be 69,782,546, or 73.2%, and the number of shares of Class A common stock held by new investors would increase to 25,555,555, or 26.8%, of the total number of shares of our Class A common stock outstanding after this offering, respectively.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

The following unaudited pro forma condensed consolidated financial information has been derived by applying pro forma adjustments to our historical financial statements included elsewhere in this prospectus.

The pro forma adjustments are based on currently available information, accounting judgments and assumptions that we believe are reasonable. The unaudited pro forma condensed consolidated statements of operations and balance sheet are presented for illustrative purposes only and do not purport to represent our results of operations or balance sheet that would actually have occurred had the transactions referred to below been consummated on December 28, 2013 for the unaudited pro forma condensed consolidated statement of operations and on December 27, 2014 for the unaudited pro forma condensed consolidated balance sheet, or to project our results of operations or financial position for any future date or period. The adjustments are described in the notes to the unaudited pro forma condensed consolidated financial information.

The unaudited pro forma condensed consolidated statement of operations for the year ended December 27, 2014 and the unaudited pro forma condensed consolidated balance sheet as of December 27, 2014 are presented on a pro forma adjusted basis to give effect to the following items:

•	the sale of 22,222,222 shares of our Class A common stock by us in this offering at the initial public offering price of $18.00 per share (the midpoint of the price range set forth on the cover of this prospectus), resulting in net proceeds of $376.0 million from the Class A common stock issuance, and the application of $286.5 million of the net proceeds to redeem a portion of the outstanding senior notes;

•	the consummation of the transactions involving Continental Cement described in “Organizational Structure—Organizational Structure Following this Offering”; and

•	the consummation of the Offering Transactions described in “Organizational Structure—Offering Transactions.”

Following the Offering Transactions described in “Organizational Structure—Offering Transactions,” Summit Materials, Inc. will be subject to U.S. federal income taxes, in addition to state and local taxes with respect to its allocable share of any taxable income of Summit Holdings. However, given cumulative losses in recent years, we expect to record a valuation allowance on Summit Materials, Inc.’s net deferred tax assets. Accordingly, we have not recorded any tax impact or incremental tax effects related to other pro forma adjustments for Summit Materials, Inc. in the pro forma statement of operations upon becoming subject to income taxes. The pro forma adjustment to tax expense reflects the projected impact that the reduction in interest expense would have on Summit Holdings’ incorporated legal entities, which have and will continue to be subject to U.S. federal income tax.

The unaudited pro forma condensed consolidated financial information presented assumes no exercise by the underwriters of the option to purchase up to an additional 3,333,333 shares of Class A common stock from us.

As described in greater detail under “Certain Relationships and Related Person Transactions—Tax Receivable Agreement,” prior to the completion of this offering, we will enter into a tax receivable agreement with the holders of LP Units and certain other indirect pre-IPO owners that provides for the payment by Summit Materials, Inc. to exchanging holders of LP Units of 85% of the cash savings in income tax, if any, that Summit Materials, Inc. realizes as a result of (i) increases in tax basis described in “Certain Relationships and Related Person Transactions—Tax Receivable Agreement” and (ii) our utilization of certain net operating losses of the Investor Entities and certain other benefits related to entering into the tax receivable agreement, including tax benefits attributable to payments under the tax receivable agreement. No such exchanges or other tax benefits have been assumed in the unaudited pro forma financial information and therefore no pro forma adjustment is necessary.

Following the offering, we will incur costs associated with being a U.S. publicly traded company. Such costs will include new or increased expenses for such items as insurance, directors’ fees, accounting work, legal advice and compliance with applicable U.S. regulatory and stock exchange requirements, including costs associated with compliance with the Sarbanes-Oxley Act and periodic or current reporting obligations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). No pro forma adjustments have been made to reflect such costs due to the fact that they currently are not objectively determinable.

The unaudited pro forma condensed consolidated financial information is included for informational purposes only and does not purport to reflect our results of operations or financial position that would have occurred had we operated as a public company during the periods presented. You should read this unaudited pro forma condensed consolidated financial information together with the other information contained in this prospectus, including “Organizational Structure,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the notes thereto.

Summit Materials, Inc.

Unaudited Pro Forma Condensed Consolidated Balance Sheet

As of December 27, 2014

(in thousands)

	Summit Holdings Historical	Pro Forma Adjustments		Summit Materials, Inc. Pro Forma
Assets
Current assets:
Cash	$13,215	$—		$13,215
Accounts receivable, net	141,302	—		141,302
Costs and estimated earnings in excess of billings	10,174	—		10,174
Inventories	111,553	—		111,553
Other current assets	17,172	—		17,172

Total current assets	293,416	—		293,416
Property, plant and equipment, net	950,601	—		950,601
Goodwill	419,270	—		419,270
Intangible assets, net	17,647	—		17,647
Other assets	48,843	(9,922	)(a)	38,921

Total assets	$1,729,777	$(9,922)		$1,719,855

Liabilities, Redeemable Noncontrolling Interest and Partners’ Interest/Stockholders’ Equity
Current liabilities:
Current portion of debt	$5,275	$—		$5,275
Current portion of acquisition-related liabilities	18,402	2,500	(b)	20,902
Accounts payable	78,854	—		78,854
Accrued expenses	101,496	1,539	(a)	103,035
Billings in excess of costs and estimated earnings	8,958	—		8,958

Total current liabilities	212,985	4,039		217,024
Long-term debt	1,059,642	(298,648	)(c)	760,994
Acquisition-related liabilities	42,736	7,943	(b)	50,679
Other noncurrent liabilities	93,691	—		93,691

Total liabilities	1,409,054	(286,665)		1,122,389

Redeemable noncontrolling interest	33,740	(33,740	)(b)	—
Partners’ interest/stockholders’ equity:
Partners’ interest	506,361	(506,361	)(d)	—
Accumulated deficit	(217,416)	(78,482	)(e)	(295,898)
Accumulated other comprehensive loss	(15,546)	—		(15,546)
Class A common stock, par value $0.01 per share	—	232	(f)	232
Class B common stock, par value $0.01 per share	—	688	(f)	688
Additional paid-in capital	12,286	375,759	(g)	388,045

Partners’ interest/stockholders’ equity	285,685	(208,164)		77,521
Noncontrolling interest	1,298	518,647	(d)	519,945

Total equity	286,983	310,483		597,466

Total liabilities, redeemable noncontrolling interest and partners’ interests/stockholders’ equity	$1,729,777	$(9,922)		$1,719,855

(a)	Represents an adjustment to other assets reflecting (i) $5.3 million for deferred transaction costs incurred through December 27, 2014 and (ii) a $4.6 million write off of deferred financing fees as a result of the redemption of $286.5 million aggregate principal amount of outstanding senior notes. Total transaction costs of $6.8 million are expected to be substantially paid by the time of this offering. As such, we recorded an adjustment to accrued liabilities to reflect additional offering expenses we estimate to incur after December 27, 2014. The transaction costs and deferred financing fee adjustments are also reflected in additional paid-in capital and accumulated deficit, respectively.

(b)	Represents the $63.9 million purchase of the noncontrolling interest of Continental Cement. See “Organizational Structure—Organizational Structure Following this Offering.” The purchase is comprised of $18.5 million of equity, $35.0 million in cash paid with proceeds from this offering and $10.4 million deferred consideration. The deferred consideration balance of $10.4 million represents the net present value of $15.0 million aggregate principal amount of non-interest bearing notes payable in six aggregate annual installments of $2.5 million. The current portion of acquisition-related liabilities and long-term portion of acquisition-related liabilities increased $2.5 million and $7.9 million, respectively, reflecting the fair value of the $15.0 million notes. Effective upon the purchase of the noncontrolling interest, the accretion will be accelerated and is included as a $30.2 million increase to accumulated deficit with an aggregate $33.7 million adjustment to the redeemable noncontrolling interest resulting in a zero balance. The $18.5 million of equity is reflected as an increase to additional paid-in capital.
(c)	Reflects the redemption of $286.5 million aggregate principal amount of senior notes and a $12.1 million reduction in the original issue premium. The reduction in the premium on debt was calculated by applying the percentage of senior notes paid down as a result of this offering, approximately 45.8% of the aggregate principal amount outstanding, to the December 27, 2014 net premium balance of $26.5 million.
(d)	Represents an adjustment to partners’ interest for the reclassification of partners’ interest of $506.4 million to noncontrolling interest.
(e)	Represents the following adjustments to the accumulated deficit:

(in millions)
Redemption fees on the senior notes (1)	$(39.3)
Write off of the deferred financing fees related to the senior notes redeemed	(4.6)
Reduction of the premium related to the senior notes redeemed	12.1
Termination of the transaction and management fee agreement with Blackstone Management Partners L.L.C (2)	(15.2)
Adjustment of outstanding redeemable noncontrolling interest of Continental Cement to fair value	(30.2)
Incremental stock compensation expense and non-recurring charge	(1.3)

Total	$(78.5)

(1)	At any time prior to January 31, 2016, we may redeem some or all of the senior notes at a redemption price equal to 100% of the principal amount thereof, plus the applicable premium as of the redemption date under the terms of the indenture and accrued and unpaid interests. This adjustment reflects these redemption fees.
(2)	In connection with the formation of Summit Holdings, Summit Holdings entered into a transaction and management fee agreement with Blackstone Management Partners L.L.C. to provide monitoring, advisory and consulting services. This is the termination payment associated with this agreement.
(f)	Represents the par value of $0.01 and $0.01 for Class A and Class B common stock, respectively.
(g)	Represents the following increase of $375.8 million of additional paid-in capital as a result of the sale of 22,222,222 shares of Class A common stock at a price of $18.00 (the midpoint of the price range set forth on the cover of this prospectus, resulting in net proceeds of $376.0 million from the Class A common stock issuance), incremental stock compensation expense of $1.3 million, issuance of shares to purchase the outstanding redeemable noncontrolling interest of Continental Cement, less adjustments for the par value of $0.9 million, transaction fees of $6.8 million and reclassification of historical additional paid-in capital of $12.3 million, detailed as follows:

(in millions)
Net proceeds from this offering	$376.0
Incremental stock compensation expense and non-recurring charge	1.3
Shares issued as part of the purchase of the outstanding redeemable noncontrolling interest of Continental Cement	18.5
Less: Class A common stock, par value $0.01 per share, and Class B common stock, par value $0.01 per share	(0.9)
Less: Deferred transaction costs	(6.8)
Less: Reclassification of historical additional paid-in capital to noncontrolling interest	(12.3)

Total	$375.8

Summit Materials, Inc.

Unaudited Pro Forma Condensed Consolidated Statement of Operations

Year Ended December 27, 2014

(in thousands, except per share data)

	Summit Holdings Historical	Pro Forma Adjustments		Summit Materials, Inc. Pro Forma
Revenue	$1,204,231	$—		$1,204,231
Cost of revenue	887,160	—		887,160
General and administrative expenses	150,732	260	(a)	150,992
Depreciation, depletion, amortization and accretion	87,826	—		87,826
Transaction costs	8,554	—		8,554

Operating income (loss)	69,959	(260)		69,699
Other income, net	(3,447)	—		(3,447)
Interest expense	86,742	(18,054	)(b)	68,688

(Loss) income from continuing operations before taxes	(13,336)	17,795		4,459
Income tax benefit	(6,983)	1,618	(c)	(5,365)

Net (loss) income	(6,353)	16,177		9,824

Net income attributable to noncontrolling interest	—	7,341	(d)	7,341

Net income (loss) attributable to Summit Materials, Inc.	$(6,353)	$8,835		$2,482

Weighted average shares of Class A common stock outstanding
Basic				$23,248	(e)
Diluted				$23,660	(e)
Net income per share attributable to Class A common stock
Basic				$0.11	(e)
Diluted				$0.10	(e)

(a)	Reflects the incremental compensation expense associated with the unvested portion of the time-vesting Class D interests, which will be modified in conjunction with the recapitalization of Summit Holding’s partnership interest. In addition, we will recognize a $1.1 million non-recurring charge for the incremental compensation cost on the vested portion of the time-vesting Class D interests.

In addition to the time-vested LP Units, there were also performance-vested LP Units and stock options issued in connection with this offering, which vest when certain investment returns are achieved by the investors of Summit Holdings (performance-vesting interests). Compensation expense for performance-vesting interests would be recognized based on the grant date fair value. However, no adjustment for compensation expense has been recognized for the performance-vesting interests, as management does not believe it is currently probable that the performance criteria will be achieved.

(b)	Reflects reduction in interest expense of $18.1 million for the following adjustments:

(in millions)
Pro forma interest expense as a result of the senior notes redemption(1)	$35.5
Less: Summit Holdings’ historical senior notes interest expense for the year ended December 27, 2014	55.7

Reduction in senior notes interest expense	(20.1)
Reduction for the amortization of deferred financing fees	(0.5)
Addition for the amortization of the net premium to par	1.4
Addition for the accretion on the $15.0 million aggregate principal amount of non-interest bearing notes to be issued to the Class B Unitholders of Continental Cement	1.1

Total	$(18.1)

(1)	Summit Holdings historical senior notes December 27, 2014 balance of $625.0 million less senior notes redemption of $286.5 million multiplied by interest rate of 10.5%

(c)	Following the recapitalization changes described “Capitalization,” there will be a reduction in senior notes interest expense. A portion of this reduction will be applied to Summit Holdings’ incorporated legal entities, which have and will continue to be subject to U.S. federal income taxes. This adjustment reflects the reduction of the income tax benefit at Summit Holdings’ incorporated entities as a result of the recapitalization.
(d)	Reflects an adjustment to record the 74.7% noncontrolling interests that partners of Summit Holdings (other than Summit Materials, Inc.) own in Summit Holdings relating to their 68,757,094 LP Units. After this offering, 23,247,674 shares of Class A common stock will be outstanding and 68,757,094 LP Units will be held by limited partners of Summit Holdings (excluding Summit Materials, Inc.).
(e)	Basic net income per share is calculated by dividing net income available to holders of Class A common stock by the weighted average Class A common stock outstanding during the year ended December 27, 2014. Diluted net income per share reflects the effect of the exchange of each of the issued and outstanding LP Units of Summit Holdings (including unvested LP Units, calculated using the treasury stock method), along with their corresponding Class B common stock, into Class A common stock outstanding as of the later of the beginning of year ended December 27, 2014 or their date of issuance. Certain stock options we expect to grant in connection with this offering are based on performance conditions that have not been met and are therefore not included as dilutive shares. Certain stock options and warrants we expect to grant in connection with this offering have no performance conditions; however, because the exercise price is equal to the initial public offering price per share, there is no dilutive effect.